[Greenberg Traurig LLP Letterhead]

July 15, 2014

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:	Hines Global REIT II, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed July 15, 2014
File No. 333-191106

Dear Ms. Gowetski:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 4”).

Amendment No. 4 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Sherri W. Schugart of the Company, dated June 26, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 4 and four marked copies of Amendment No. 4, which have been marked to indicate the location of changes from Amendment No. 3 to the Registration Statement filed on June 2, 2014, together with four copies of this response letter.

How does the payment of fees and expenses by us affect your invested capital?, page xi

1.	We note your revised disclosure that the distributions with respect to Class A Shares will not be reduced by distribution and shareholder servicing fees except “in the unlikely event that the amount authorized for distribution to holders of Class T Shares is insufficient to fully fund the distribution and shareholder servicing fees payable with respect to the Class T Shares.” Please revise to clarify the events in which this situation would occur and provide examples, as applicable.

Response: The Company advises the Staff that the disclosure referenced in the Staff’s comment was added to the Registration Statement to acknowledge that although the Company believes it is unlikely, the Company’s board of directors could determine to authorize distributions at a rate

Ms. Jennifer Gowetski

July 15, 2014

that is less than 1.0% on an annualized basis, which would be less than the 1.0% annual distribution and shareholder servicing fee payable with respect to Class T Shares. If this were to occur during a period in which the Company was still obligated to pay the distribution and shareholder servicing fees (as described on page x of Amendment No. 4), then the Company would pay the distribution and shareholder servicing fee from its cash from operations and other sources of capital, which could result in a reduction of funds available to pay distributions on both classes of shares. In Amendment No. 4, the Company has revised the disclosure on page xi referenced in the Staff’s comment to provide clarification.

Prior Performance Tables, page A-1

2.	We note that you include information relating to Hines US Core Office Fund LP and Hines Pan European Core Fund in Tables I and III. We also note your disclosure on page A-1 that each offering is “continuing.” Table I is designed to summarize the sponsor’s experience in raising and investing funds for programs the offering of which closed in the most recent three years. Similarly, Table III is designed to summarize the operating results for programs the offerings of which closed in the most recent five years. Please revise or advise.

Response: The Hines US Core Office Fund LP (the “US Core Fund”) last raised capital in 2012. As noted in footnote 3 to Table I, the US Core Fund became a closed-end fund in 2013. The US Core Fund has determined not to raise any additional capital for the duration of the life of the fund. As it last raised capital in 2012, which is within the most recently completed three years, the Company believes the US Core Fund qualifies for inclusion in Table I and Table III. The Company has revised footnote 3 to Table I to clarify that the US Core Fund raised capital on an ongoing basis over several years and last raised capital in 2012. The Hines Pan European Core Fund (the “European Core Fund”), was formed in 2006 and has raised small amounts of capital each year between its inception in 2006 and 2012. No funds were raised by the European Core Fund in 2013, but since it remains an open-ended fund and is looking for new investors, the Company had indicated that the European Core Fund’s offering is “continuing.” The Company believes that despite the fact that the European Core Fund is continuing to seek to raise additional capital, its experience raising capital and its operating results in prior years are relevant to investors and it should be included in Table I and Table III. Since the European Core Fund last raised capital in 2012, this is analogous to the inclusion of Hines Global REIT, Inc. in Table I and Table III, as Hines Global REIT, Inc. was continuing to raise capital as of December 31, 2013, but had completed an offering of securities prior to that date. The Company has added a new footnote to Table I to clarify that the European Core Fund has raised capital on an ongoing basis over several years, that it last raised capital in 2012 and that it had not raised any additional capital for the year ended December 31, 2013.

Ms. Jennifer Gowetski

July 15, 2014

Table III, page A-4

3.	For each program, please revise to clarify the relationship of cash flow from operations to total distributions paid, including quantifying any distributions not paid from cash flow from operations and quantifying any amounts paid from the sale of properties. In addition, please revise the footnotes to reflect the amount of distributions paid in cash and the amount of distributions reinvested.

Response: The Company has revised Table III and the footnotes thereto in response to the Staff’s comment.

4.	For Hines Global I, please specify the amount of distributions funded from offering proceeds, proceeds from debt financing, cash on hand, and contributions from noncontrolling interests.

Response: The Company has revised Table III in response to the Staff’s comment.

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If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Sherri W. Schugart, Hines Global REIT II, Inc.